11/3/04 CM 12/6

04019622

BB 12/2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV - 3 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pinnacle Equity Management Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Brian G. Toennies
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 09 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

LW

SEC 1410 (3-91)

PINNACLE EQUITY MANAGEMENT, INC.

FINANCIAL STATEMENTS

December 31, 2003

CONTENTS

	Page
Report of Certified Public Accountants	1
Financial Statements:	
Balance Sheet	2
Statement Operations and Comprehensive Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8

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Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2003 and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Equity Management, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Brian Toennies & Associates

Brian G. Toennies & Associates
February 25, 2004

Pinnacle Equity Management, Inc.
Balance Sheet
December 31, 2003

ASSETS

Current Assets:	
Cash and Cash Equivalents	$2,262
Commissions Receivable	102,447
Securities - Available for Sale	22,649
Total Current Assets	127,358
Property and Equipment:	
Equipment	27,666
Less: Accumulated Depreciation	(26,825)
Net Property Plant and Equipment	841
Other Assets:	
Computer Software Costs	6,130
Less: Accumulated Amortization	(5,550)
Cash Surrender Value of Insurance	74,404
Total Other Assets	74,984
Total Assets	$203,183

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts Payable	$11,830
Other Accrued Liabilities	890
Accrued Income Taxes	2,769
Payroll Taxes Payable	1,140
Total Current Liabilities	16,629
Deferred Income Taxes	19,958
Total Liabilities	36,587
Stockholder's Equity:	
Capital Stock:	
Authorized: 30,000 Shares	
Par Value $1 Per Share	
Issued and Outstanding: 5000 Shares	5,000
Retained Earnings	149,298
Accumulated Other Comprehensive Income	12,298
Total Stockholder's Equity	166,596
Total Liabilities and Stockholder's Equity	$203,183

The accompanying notes are an integral part of the financial statements.

Pinnacle Equity Management, Inc.
Statement of Operations and Comprehensive Income
For the Year Ended December 31, 2003

Revenue:	
Commission and Fee Income	$601,341
Operating Expenses:	
Accounting Fees	1,406
Advertising Expense	8,419
Business Meetings	4,051
Commissions Expense	51,248
Depreciation and Amortization Expense	3,529
Employee Medical Insurance	31,709
Errors and Ommission Insurance	646
Gifts	200
Insurance - Office	125
License and Registrations	1,041
Mailing Costs	869
Medical Expenses	7,887
Miscellaneous Expenses	225
Office Rent	16,877
Office Supplies	4,845
Payroll Taxes	16,086
Personal Property Taxes	35
Professional Dues and Literature	823
Quote/Clearing Costs	5,995
Retirement Plans	70,600
Salaries and Wages	347,372
Telephone	4,347
Travel	958
Total Operating Expenses	579,293
Income (Loss) from Operations	22,048
Other Revenue (Expense):	
Dividend Income	887
Interest Income	427
Discounts Earned	68
	1,382
Net Income (Loss) Before Income Taxes	23,430
Provision for income taxes - current	4,671
Provision for income taxes - deferred	2,958
Net Income (Loss)	15,801
Other Comprehensive Income:	
Unrealized Gain (Loss) on Security	13,918
Comprehensive Income (Loss)	$29,719

The accompanying notes are an integral part of the financial statements.

Pinnacle Equity Management, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
Balance, Beginning of the Year	$5,000	$133,497	($1,620)	$136,877
Comprehensive Income				
Net Income (Loss)	-	15,801	-	15,801
Unrealized Gain (Loss) on Securities	-	-	13,918	13,918
Retained Earning, End of the Year	$5,000	$149,298	$12,298	$166,596

The accompanying notes are an integral part of the financial statements.

Pinnacle Equity Management, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Net Cash Flows From Operating Activities:	
Net Income (Loss)	$15,801
Adjustments to reconcile net income (loss) to net cash from operations:	
Depreciation and Amortization	3,527
Deferred Income Tax	2,958
Increase in Cash Surrender Value of Life Insurance	3,816
(Increase) Decrease in Commissions Receivable	17,803
(Increase) Decrease in Prepaid Taxes	1,902
Increase (Decrease) in Bank Overdraft	(5,659)
Increase (Decrease) in Accounts Payable	(30,551)
Increase (Decrease) in Reserve for Unrealized Gain/Loss	(3,850)
Increase (Decrease) in Accrued Expenses	(2,317)
Net Cash Provided By (Used In) Operations	3,430
Net Cash Flows From Investing Activities:	
Purchase of Fixed Assets	(2,169)
Net Cash Provided By (Used In) Investing Activities	(2,169)
Net Increase (Decrease) in Cash	1,261
Cash and Cash Equivalents at Beginning of Year	1,001
Cash and Cash Equivalents at End of Year	$2,262

Supplemental Disclosures of Cash Flow Information:

Cash Paid for Interest	$ -
Cash Paid for Taxes	$ -

The accompanying notes are an integral part of the financial statements.

Pinnacle Equity Management, Inc.
Notes to Financial Statements
December 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pinnacle Equity Management, Inc. is a Missouri Corporation. The Company registered with the Securities and Exchange Commission in 2002 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership in July 2002. The Company operates its business as both a broker/dealer of securities, registered investment advisor and agent for insurance policies.

Accounting Method

Accounting Method – The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

Adoption of SFAS No. 130

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment	5 – 7 years
Software	3 years

Depreciation and amortization expense was $3,529 for the year ended December 31, 2003.

Commissions Receivable

Commissions receivable represent investment fees due for the quarter ended December 31, 2003 and commissions due on investments made during the year. No allowance has been provided on commissions receivable because management believes all amounts are collectible.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 3 – MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2003. At December 31 2003, the Company's net capital as defined by SEC Rule 15c3-1 was $35,276 in excess of minimum net capital required.

NOTE 4 – SECURITIES

The Company invests in corporate stocks. At December 31, 2003 these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2003 these securities had a fair value of $22,649, a cost of $8,733 and an unrealized gain of $13,916.

NOTE 5 – OPERATING LEASE

The Company operates its facilities under an operating lease agreement with an unrelated party. The base rent is $1,167 per month and the lease expires on January 31, 2005.

Rent expense was $16,877 in 2003.

Minimum lease payments, by year, and in aggregate at December 31, 2003 are as follows:

Year ending December 31, 2004	$14,000
Year ending December 31, 2005	1,667
	$15,667

NOTE 6 – PENSION AND PROFIT SHARING PLAN

The Company has a defined contribution pension plan for active employees. The Company contributes 10 percent of eligible participants' total compensation. Contributions charged to expense were $31,600 for the year ended December 31, 2003.

The Company also has in effect a profit sharing plan covering all active employees. Contributions to the plan are discretionary and are determined by the Company's management. Contributions charged to expense were $39,000 for the year ended December 31, 2003.

To be eligible under both plans an employee must have attained age 21 and completed two years of service.

NOTE 7 – INCOME TAX EXPENSE

Income taxes for the year ended December 31, 2003 consisted of the following:

Current:	
Federal Income Tax	$ 3,310
State Income Tax	1,361
Total Current Income Tax Expense	4,671
Deferred:	2,958
Total Income Tax Expense	$ 7,629

Deferred tax assets and liabilities consist of the following:

Deferred Tax Asset	$10,300
Deferred Tax Liability	30,258
Valuation Allowance	-
Net Deferred Tax Liability	$19,958

Copy

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 yes Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 23, 2004

National Association of
Securities Dealers, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

SECURITIES & EXCHANGE COMMISSION
RECEIVED
FEB 27 2004
MIDWEST REGIONAL OFFICE

Dear Ms. Lawrence;

Enclosed is a complete set of the following items:

1. A report detailing any material inadequacies found.
2. A Computation of Net Capital
3. A Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report.

The above mentioned items are filed in compliance with Securities and Exchange Commission Rule 17a-5(d) and should meet all filing requirements of the Rule.

If any further information is required please contact our office.

Yours very truly,

Brian G. Toennies

Brian G. Toennies, CPA

Enclosures

cc: U.S. Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Boulevard-Suite 900
Chicago, IL 60604

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 yes Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 23, 2004

SECURITIES & EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2004
MIDWEST REGIONAL OFFICE

National Association of
Securities Dealers, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Ms. Lawrence;

We have audited the balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2003 and the related statement of income, retained earnings and cash flows for the year then ended.

In connection with the annual audited report:

1. We are independent certified public accountants with respect to Equity Investment Services, Inc.

   Our examinations were made in accordance with auditing standards generally accepted in the United States of America, and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

2. Nothing came to our attention as a result of the foregoing procedures that caused us to believe that:

   a. The annual audited report is not in conformity with generally accepted accounting principles applied on a consistent basis, and
   b. Any material inadequacies existed.

Very truly yours,

Brian G. Toennies, CPA

Enclosures

cc: U.S. Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Boulevard-Suite 900
Chicago, IL 60604

Pinnacle Equity Management, Inc.
Computation of Net Capital
December 31, 2003

	2003
Total Ownership Equity from Statement of Financial Condition	$166,596
Deductions:	
Total Non-allowable Assets:	
Commissions Receivable > 30 days	102,250
Property and Equipment, net	1,421
Other Assets	22,649
Net Capital Before Haircuts on Securities Positions	40,276
Haircuts on Securities:	
Trading and Investment Securities	
Other Securities - 2% (Money Market)	(45)
Net Capital	40,231
Less: Required Minimum Capital	(5,000)
Net Capital Excess (Shortage)	$35,231

Pinnacle Equity Management, Inc.
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report
December 31, 2003

	2003
Total Ownership Equity from Statement of Financial Condition - Unaudited	$178,028
Adjustments: Increase (Decrease)	
Adjust Value of Marketable Securities	605
Adjust Payroll Tax Liabilities	(879)
Record Fixed and Intangible Assets at Net	(3,529)
Record Income Taxes	(4,671)
Record Deferred Income Taxes	(2,958)
Total Increase (Decrease) in Ownership Equity	(11,432)
Total Ownership Equity from Statement of Financial Condition - Audited	166,596
Total Non-allowable Assets - Audited	126,320
Net Capital Before Haircuts on Securities Positions	40,276
Haircuts on Securities:	
Trading and Investment Securities	
Money Market - 2%	(45)
Net Capital	$40,231